UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Techfaith Wireless Communication Technology Limited

File No. 0-51242 - CF#31031

China Techfaith Wireless Communication Technology Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2014.

Based on representations by China Techfaith Wireless Communication Technology Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through November 8, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O’Neill
Deputy Secretary